

SIERRA HEALTH SERVICES, INC.

$115,000,000
2¼% Senior Convertible Debentures due 2023
and Shares of Common Stock Issuable
Upon Conversion or Payment of the Debentures

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We are distributing this Prospectus Supplement for the sole purpose of amending information with respect to certain of our Selling Securityholders. This Prospectus Supplement represents cumulative changes received subsequent to August 29, 2003.

Name of Selling Securityholder (1)	Principal Amount of Debentures Beneficially Owned that May Be Sold (in dollars)	Percentage of Debentures Outstanding	Number of Shares of Common Stock Underlying the Debentures that May Be Sold (2)(3)	Percentage of Common Stock Outstanding (4)
AIG DKR SoundShore Strategic Holding Fund Ltd........	$2,000,000	1.74%	109,349	*
Alexandra Global Master Fund, LTD	$8,500,000	7.39%	464,734	1.69%
Banc of America Securities LLC	$7,850,000	6.83%	429,196	1.56%
CNH CA Master Account L.P....	$4,000,000	3.48%	218,698	*
CQS Convertible and Quantitative Strategies Master Fund Limited..............................	$4,000,000	3.48%	218,698	*
Deephaven Domestic Convertible Trading Ltd.............	$6,671,000	5.80%	364,734	1.33%
Forest Fulcrum Fund L.L.P........	$567,000	*	31,000	*
Geode U.S. Convertible Arbitrage Fund, A Series of Geode Investors, LLC	$1,000,000	*	54,674	*
Highbridge International	$5,000,000	4.35%	273,373	1.00%
LLT Limited...............................	$153,000	*	8,365	*
Lyxor/Convertible Arbitrage Fund Limited..............................	$412,000	*	22,525	*
Sphinx Convertible Arbitrage Fund SPC	$79,000	*	4,319	*
Sunrise Partners Limited Partnership (5)	$5,750,000	5.00%	314,379	1.15%

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*Less than 1%

(1) Also includes any sale of the Debentures and the underlying common stock by pledgees, donees, transferees or other successors in interest that receive such securities by pledge, gift, distribution or other non-sale related transfer from the named selling securityholders. Information about other selling securityholders will be set forth in prospectus supplements or in other documents that we file from time to time with the Securities and Exchange Commission that are incorporated by reference in this prospectus, if required. See "Where You Can Find More Information."

(2) Assumes conversion of all of the selling securityholder's Debentures at a conversion rate of 54.6747 per $1,000 principal amount at maturity of Debentures and a cash payment in lieu of the issuance of any fractional share interest. However, this conversion rate is subject to adjustment as described under "Description of Debentures–Conversion Rights." As a result, the number of shares of common stock issuable upon conversion of the Debentures may increase or decrease in the future.

(3) Reflects rounding down of fractional common stock issuable upon conversion of the Debentures.

(4) Calculated based on Rule 13d-3 of the Securities Exchange Act of 1934 using 26,209,000 shares of common stock outstanding as of September 1, 2004. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's Debentures. However, we did not treat as outstanding the common stock issuable upon conversion of any other holder's Debentures.

(5) Sunrise Partners Limited Partnership has advised us that it also beneficially owns 17,600 shares of common stock.

Our common stock is traded on the New York Stock Exchange under the symbol "SIE." On September 1, 2004, the last reported sale price of our common stock was $43.18 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus Supplement is dated September 2, 2004.